UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PlainsCapital Corporation

(Name of Issuer)

Original Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

November 30, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

(1)	Name of reporting person Hill A. Feinberg
(2)	Check the appropriate box if a member of a group (a): ☐ (b): ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person IN

Item 1(a).	Name of Issuer:

PlainsCapital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue
Suite 1400
Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

Hill A. Feinberg

Item 2(b).	Address of Principal Business Office:

c/o PlainsCapital Corporation
2323 Victory Avenue
Suite 1400
Dallas, Texas 75219

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

On November 30, 2012, pursuant to that Agreement and Plan of Merger, dated as of May 8, 2012, by and among PlainsCapital Corporation, a Texas corporation (the “Company”), Hilltop Holdings Inc., a Maryland corporation (“Hilltop”), and Meadow Corporation, a Maryland corporation and wholly owned subsidiary of Hilltop (“Meadow”), the Company merged with and into Meadow, with Meadow continuing as the surviving corporation. As a result, all of the securities of the Company beneficially owned by the reporting persons as of such time were sold to Hilltop.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HILL A. FEINBERG

Date: November 30, 2012	/s/ Hill A. Feinberg